Second Quarter 2021 Financial Results Call August 26, 2021 CONFIDENTIAL & PRIVATE Exhibit 99.3

This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Non-IFRS Financial Measures Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.   We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.   While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.   Free Cash Flow Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.   The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.   Adjusted figures represent non-IFRS information. See the tables at the end of this presentation for an explanation of the adjustments and reconciliations to the comparable numbers. Safe Harbor Statement

Q2 and Company Highlights04 Gambling.com Group Overview 05 Growth Strategy 08 Growth of U.S. Market09 Q2 Financial Results11 2021-2023 Financial Targets 13 2021 Outlook14 AGENDA CONFIDENTIAL & PRIVATE

Q2 and Company Highlights

Second Quarter

- Revenue of $10.4 million; grew 66% compared to $6.3 million in the same period for the prior year
- Net income of $2.4 million, or $0.08 per diluted share, compared to a net loss of $0.4 million, or a loss of $0.02 per diluted share, in the same period for the prior year
- Adjusted EBITDA(1) of $5.5 million; grew 46% compared to $3.8 million in the same period for the prior year
- Free cash flow(2) of $3.1 million; decreased 3% compared to $3.2 million in the same period for the prior year
- Successful launches of EmpireStakes, BetArizona and IllinoisBet which provide bettors with state-specific, trusted and up-to-date gambling information to help them place safe and secure legal wagers
- Completed redomiciliation from Malta to the Channel Island of Jersey in May
- Completed acquisition of two domain portfolios suitable for targeting the US market

Post-Quarter End

- Completed successful public listing of common shares on the NASDAQ Global Market under the ticker symbol “GAMB”
- Announced appointment of Mr. Daniel D’Arrigo to Board of Directors

1) Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
2) Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Gambling.com GROUP
CONFIDENTIAL & PRIVATE
4

Gambling.com Group, Leading Provider of Player Acquisition Services for Online Gambling Operators Revenue, USD millions (H1 2021 unaudited) Highlights $ $28m Revenue in 2020, growth of 45% year-over-year 35% Revenue CAGR 2017-2020 Strong EBITDA and FCF Margins 150+ Full-Time Employees Strong Historical Revenue Growth >30 Websites in 13 Countries, 6 Languages 100,000+ Players Generated for Clients in 2020

Established Global Player in Rapidly Expanding Industry Focus on regulated markets Strong growth in established markets Growth also expected in markets such as Canada, Italy, and the Netherlands Corporate offices in Dublin, Ireland (HQ) and Charlotte, North Carolina U.S. is a priority growth market Gambling.com Group’s worldwide presence Our Active Markets 1) As of June 30, 2021 > 200 Online Gambling Operators as Clients(1) Years in business 15 Premium brands such as Gambling.com and Bookies.com

Technology-First Strategy Has Resulted in Proprietary Internal Platforms Proprietary Technology Platform Gambling CMS Advertising Server Publishing Platform Business Intelligence

Growth Strategy – Poised to Capture Market Share Established markets Target markets HQ U.S. is the future of the global online gambling industry and our #1 priority growth market Significant momentum – things are only getting started Online gambling penetration is small and offers long runway for online uptake Our management's market expertise – we are culturally an American company with American co-founders and senior management The United States was already the world's 4th largest online gambling market as of 2019(1) Ontario legalization opens door to further sizable North American market outside of the US. Latin America North America Europe Europe is home to a number of regulated, profitable and growing markets Targeting market share gains across our European markets Prepared for The Netherlands to come online in late 2021 The U.K. remains the world’s largest regulated online gambling market as of 2019(1) Opportunistic growth approach in other areas of the world with a focus on Latin America Our technology platforms are market agnostic and give us a strong start in newly regulated and soon to be regulated markets Source: H2 Gambling Capital as of January 7th, 2021. Represents onshore only. 1)

Growth of the U.S. Online Gambling Market BIG BRANDS & BIG DOMAINS FOR A BIG MARKET Gambling.com, the category defining name for the entire industry that was a U.S. leader before UIGEA in 2006 Bookies.com, our well-known, sports-first destination designed from the ground up for the U.S. AMERICAN FROM THE START American Founders & Management Offices in U.S. since 2011, now with offices in Charlotte & Tampa Approved to operate and active in NJ, PA, WV, CO, TN, IL, VA, IN and MI Pursuing licensure in all states where we expect a viable market UNRIVALED EXPERIENCE & PERFECTLY CLEAN TRACK RECORD Most experienced executives in the industry are either European or, if American, unlicensable due to offshore experience The Group has never taken any business from offshore operators targeting the U.S. market U.S. regulatory update Well-positioned for U.S. expansion Unprecedented explosion of growth 21 states (including the District of Columbia) have authorized sports betting online 5 states have authorized iGaming(1) New Jersey iGaming revenue was $972 million in 2020, and its handle now regularly surpasses Nevada, which had a 70-year head-start GAMBLING.COM EXPECTS THE U.S. WILL BE THE WORLD’S LARGEST ONLINE GAMBLING MARKET Source: H2 Gambling Capital as of January 7th, 2021, and New Jersey Division of Gaming Enforcement. Includes Delaware, which has online casino only. 1)

Growth of U.S. Online Gambling Market Industry Opportunity Highlights Online Gambling's Growing Share of Overall Gambling GGR(1)(2) The growth of the U.S. Online Gambling Market will outpace the global industry(1)(3) U.K. penetration can serve as a good proxy for the U.S. market Reflects online sports betting and iGaming as a percentage of overall gambling GGR U.S. Online Gambling GGR reflects onshore online sports betting and iGaming only. Global Online Gambling GGR reflects onshore and offshore online sports betting and iGaming casino 2) 3) 39% U.S. Online Gambling GGR, 2019 – 2025 (USDb) 10% Global Online Gambling GGR, 2019 – 2025 (USDb) The United States’ online gambling industry is expected to grow at a CAGR of 39% between 2019A and 2025E compared to 10% globally(1) The online gambling industry is still young and benefits from the secular shift away from traditional land-based gambling The United States offers a significant opportunity 1) H2 Gambling Capital as of January 7th, 2021

Q2 2021 Q2 2020 Change Revenue (millions) $10.4 $6.3 +66% Operating Expense (millions) ($7.2) ($3.0) +141% Operating Profit (millions) $3.2 $3.3 (3%) Net Income (Loss) (millions) $2.4 ($0.4) NM(1) Net Income (Loss) per Diluted Share $0.08 ($0.02) NM(1) Adjusted EBITDA (millions) $5.5 $3.8 +46% Adjusted EBITDA margin (% of Revenue) 53.1% 60.4% NM(1) Cash from Operations (millions) $4.7 $3.2 +47% Capital Expenditures (millions) $1.6 - NM(1) Free Cash Flow (millions) $3.1 $3.2 (3%) New Depositing Customers (thousands) 26 25 +4% NM = not meaningful 1) Q2 2021 Financial Results (unaudited)

1H 2021 1H 2020 Change Revenue (millions) $21.9 $10.4 +111% Operating Expense (millions) ($13.5) ($7.0) +93% Operating Profit (millions) $8.4 $3.3 +150% Net Income (millions) $6.9 $4.3 +61% Net Income per Diluted Share $0.22 $0.14 +57% Adjusted EBITDA (millions) $12.6 $4.5 NM(1) Adjusted EBITDA margin (% of Revenue) 57.7% 43.9% NM(1) Cash from Operations (millions) $11.5 $3.5 NM(1) Capital Expenditures (millions) $2.0 - NM(1) Free Cash Flow (millions) $9.5 $3.4 NM(1) New Depositing Customers (thousands) 62 41 +51% 1H 2021 Financial Results (unaudited) NM = not meaningful 1)

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers. Leverage is defined as Net Debt as a proportion of Adjusted EBITDA. Net Debt is defined as Borrowings less Cash and Cash Equivalents 2021-2023 Financial Targets Average total revenue growth to exceed 40% In respect of our European business, to grow faster than the European gambling market over a business cycle In respect of the United States, to take market share and be a significant actor in the market over the long-term Growth Margin Average Adjusted EBITDA margin(1) to exceed 40% Adjusted EBITDA margin may deviate from the target short-term due to heavy investments into U.S. expansion Leverage(2) Net debt(3) of under 2.5 times Adjusted EBITDA Cash and cash equivalents of $17.2 million and Borrowings of $6.1 million as of June 30, 2021 IPO proceeds of $42 million before expense > 40% Adj. EBITDA Margin > 40% Avg. Revenue Growth < 2.5x Net Debt

FY 2021 Outlook Expected to exceed > 40% year-on-year Revenue growth target for FY 2021 Expected to achieve ≥ 40% Adjusted EBITDA(1) margin target for FY 2021 Outlook does not consider incurring further borrowings in FY 2021 Outlook does not consider any incremental benefit from potential M&A Q1 and Q4 are typically seasonally stronger quarters Focused on increasing penetration of U.S. market, gaining share in current footprint of regulated European markets as well as newly regulated Canadian markets Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (USD in thousands) THREE MONTHS ENDED JUNE 30, SIX MONTHS ENDED JUNE 30, 2021 2020 2021 2020 Revenue 10,392 6,259 21,909 10,370 Sales and marketing expenses (3,144) (1,598) (5,848) (3,858) Technology expenses (944) (510) (1,634) (1,045) General and administrative expenses (3,387) (875) (6,159) (1,958) Allowance for credit losses 240 (14) 100 (161) Operating profit 3,157 3,262 8,368 3,348 (Losses) gains on financial liability at fair value through profit or loss — (2,839) — 2,160 Finance income 394 23 552 309 Finance expense (524) (574) (761) (1,161) Income (loss) before tax 3,027 (128) 8,159 4,656 Income tax charge (582) (300) (1,248) (351) Net income (loss) for the period attributable to the equity holders 2,445 (428) 6,911 4,305 Other comprehensive income (loss) Exchange differences on translating foreign currencies 490 375 (1,202) (34) Total comprehensive income (loss) for the period attributable to the equity holders 2,935 (53) 5,709 4,271 Net income (loss) per share attributable to ordinary shareholders, basic 0.09 (0.02) 0.24 0.16 Net income (loss) per share attributable to ordinary shareholders, diluted 0.08 (0.02) 0.22 0.14

Condensed Consolidated Statements of Financial Position (Unaudited) (USD in thousands) JUNE 30, 2021 DECEMBER 31, 2020 ASSETS Non-current assets Property and equipment 610 515 Intangible assets 23,566 23,560 Right-of-use assets 1,612 1,799 Deferred tax asset 5,459 5,778 Total non-current assets 31,247 31,652 Current assets Trade and other receivables 6,724 5,506 Cash and cash equivalents 17,168 8,225 Total current assets 23,892 13,731 Total assets 55,139 45,383 EQUITY AND LIABILITIES Equity Share capital 64 64 Capital reserve 19,979 19,979 Share option and warrants reserve 1,462 296 Foreign exchange translation reserve 1,328 2,530 Retained earnings 18,254 11,343 Total equity 41,087 34,212 Non-current liabilities Borrowings 5,944 5,937 Lease liability 1,419 1,562 Total non-current liabilities 7,363 7,499 Current liabilities Trade and other payables 4,821 2,428 Borrowings and accrued interest 118 23 Lease liability 392 413 Income tax payable 1,358 808 Total current liabilities 6,689 3,672 Total liabilities 14,052 11,171 Total equity and liabilities 55,139 45,383

Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands) THREE MONTHS ENDED JUNE 30, SIX MONTHS ENDED JUNE 30, 2021 2020 2021 2020 Cash flow from operating activities Income (loss) before tax 3,027 (128) 8,159 4,656 Finance expenses, net 130 551 209 852 Losses (gains) on financial instruments valuation — 2,839 — (2,160) Adjustments for non-cash items: Depreciation and amortization 634 517 1,216 1,050 Movements in credit loss allowance (240) 14 (100) 161 Share option charge 245 — 1,063 — Cash flows from operating activities before changes in working capital 3,796 3,793 10,547 4,559 Changes in working capital Trade and other receivables 14 (744) (1,243) (1,141) Trade and other payables 1,464 180 2,710 40 Income tax paid (536) — (536) — Cash flows generated by operating activities 4,738 3,229 11,478 3,458 Cash flows from investing activities Acquisition of property and equipment (188) — (218) (17) Acquisition of intangible assets (1,428) — (1,741) — Cash flows used in investing activities (1,616) — (1,959) (17) Cash flows from financing activities Issue of ordinary shares and share warrants — 120 — 630 Equity issue costs — — — (40) Repayment of notes and bonds — — — (3,444) Interest paid — (677) (121) (677) Proceeds from issuance of finance instruments — 180 — 180 Warrants repurchased — (68) — (129) Principal paid on lease liability (49) (36) (95) (75) Interest paid on lease liability (47) (50) (96) (99) Cash flows used in financing activities (96) (531) (312) (3,654) Net movement in cash and cash equivalents 3,026 2,698 9,207 (213) Cash and cash equivalents at the beginning of the period 14,035 4,162 8,225 6,992 Net foreign exchange differences on cash and cash equivalents 107 98 (264) 179 Cash and cash equivalents at the end of the period 17,168 6,958 17,168 6,958

Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin Calculation

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Change $	Change %	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Change $	Change %
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Net income (loss) for the period attributable to the equity holders	$ 2,445	$ (428)	2,873	n/m	$ 6,911	$ 4,305	2,606	60.5%
Add Back:								
Net finance costs[(1)]	130	3,390	(3,260)	n/m	209	(1,308)	1,517	n/m
Income tax charge	582	300	282	94.0%	1,248	351	897	n/m
Depreciation expense	47	30	17	56.7%	82	59	23	39.0%
Amortization expense	587	487	100	20.5%	1,134	991	143	14.4%
EBITDA	$ 3,791	$ 3,779	12	0.3%	$ 9,584	$ 4,398	5,186	n/m
Share-based payments	245	—	245	100.0%	1,063	—	1,063	100.0%
Non-recurring accounting and legal fees related to the offering	392	—	392	100.0%	898	—	898	100.0%
Non-recurring employees' bonuses related to the offering	1,090	—	1,090	100.0%	1,090	—	1,090	100.0%
Adjusted EBITDA	$ 5,518	$ 3,779	1,739	46.0%	$ 12,635	$ 4,548	8,087	n/m

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Change $	Change %	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Change $	Change %
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Revenue	$ 10,392	$ 6,259	4,133	66.0%	$ 21,909	$ 10,370	11,539	111.3%
Adjusted EBITDA	$ 5,518	$ 3,779	1,739	46.0%	$ 12,635	$ 4,548	8,087	177.8%
Adjusted EBITDA Margin	53.1%	60.4%	n/m	n/m	57.7%	43.9%	n/m	n/m

n/m = not meaningful

1) Net finance costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.

Gambling.com GROUP
CONFIDENTIAL & PRIVATE
19

Free Cash Flow Reconciliation Earnings Per Share THREE MONTHS ENDED JUNE 30, CHANGE SIX MONTHS ENDED JUNE 30, CHANGE 2021 2020 $ % 2021 2020 $ % (in thousands USD, unaudited) (in thousands USD, unaudited) Cash flows generated by operating activities $ 4,738 $ 3,229 1,509 46.7% $ 11,478 $ 3,458 8,020 n/m Capital Expenditures (1,616) — (1,616) n/m (1,959) (17) (1,942) n/m Free Cash Flow $ 3,122 $ 3,229 (107) (3.3) % $ 9,519 $ 3,441 6,078 n/m THREE MONTHS ENDED JUNE 30, SIX MONTHS ENDED JUNE 30, 2021 2020 2021 2020 (in thousands USD, except for share and per share data, unaudited) Net income (loss) for the period attributable to the equity holders 2,445 (428) 6,911 4,305 Weighted-average number of ordinary shares, basic 28,556,422 27,361,757 28,556,422 27,408,284 Net income (loss) per share attributable to ordinary shareholders, basic 0.09 (0.02) 0.24 0.16 Net income (loss) for the period attributable to the equity holders 2,445 (428) 6,911 4,305 Weighted-average number of ordinary shares, diluted 31,401,166 27,361,757 31,401,166 30,681,694 Net income (loss) per share attributable to ordinary shareholders, diluted 0.08 (0.02) 0.22 0.14 n/m = not meaningful